Filed Pursuant to Rule 433

Registration No. 333-132911

Strategic Accelerated Redemption SecuritiesSM

to be issued by Merrill Lynch & Co., Inc.

Strategic Accelerated Redemption SecuritiesSM (Notes) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that offer investors the opportunity for an early redemption prior to maturity at a fixed premium through an automatic call. If not called prior to maturity, the Notes will repay the principal amount if the level of the underlying asset is at or above a specified level, while bearing one-for-one (or in some cases, leveraged) downside exposure if the underlying asset has declined below the buffer. An investment in the Notes will not yield any return if the Notes are not automatically called prior to the maturity date, and in such cases the investment may also result in a loss.

This fact sheet is intended to provide an overview of the Notes and does not provide the terms of any specific series of the Notes. Prior to any decision to invest in a specific series of the Notes issued by ML & Co., investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering of a specific series of the Notes as well as the risks, tax treatment and other relevant information about such a series of the Notes. Additionally, investors should consult their accounting, legal or tax advisors before investing in the Notes.

COMMON FEATURES

¡    Linked to the performance of a wide range of underlying assets

¡    The Notes will be called at a fixed premium on specific observation dates prior to maturity if the level of the underlying asset is at or above its applicable Call Level, which is generally equal to the closing level of the underlying asset on the pricing date

¡    Generally include a buffer that offsets losses if the underlying asset declines

¡    One-for-one or, in some cases, leveraged downside exposure if the underlying asset declines below the specified buffer

¡    Terms of approximately 1 to 3 years

¡    No principal protection

¡    No periodic interest payments

¡    Usually issued at an original offering price of $10 per unit

¡    May be listed on a U.S. exchange

¡    The Notes described in this fact sheet are intended for investors that have moderately “bullish” views with respect to the underlying asset. “Bearish” Notes may also be issued, and would be automatically called if on an observation date the level of the underlying asset is at or below its applicable Call Level, while resulting in a loss if the underlying asset increases above a specified buffer

ADVANTAGES

¡    Opportunity for enhanced return: The Notes offer the potential for investors to earn a fixed premium over the underlying asset prior to maturity.

¡    Complement to a long-term strategy: The Notes can be integrated into investors’ overall investment strategies without tying up assets for long periods of time. If investors want to sell the Notes prior to maturity, they may be able to do so if a secondary market develops. However, the pr ice paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.

¡    Choose from a variety of strategies: The Notes provide investors with the ability to express bullish or bearish views on individual underlying assets or baskets of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.

¡    Diversification: Because the Notes can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios.

¡    Access to alternative markets: The Notes may provide access to one or a group of assets not readily available to individual investors through traditional investment strategies.

¡    Low minimum investment: Generally issued at an initial offering price of $10 per unit.

RATIONALE

Investors may want to consider an investment in the Notes when the market environment is expected to be moderately positive in the near term (or bearish Notes in a moderately negative market environment). Investors must be willing to forego interest payments and be able to tolerate risk of loss.

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only, and assumes a bullish Note, 100% downside exposure, 10% annual Call Premium, 2-year term, callable at 12th, 18th and 24th months and a 10% buffer. Hypothetical information is not a projection of future returns.

RISK FACTORS

Factors to consider before investing in the Notes include:

¡  The investment may result in a loss. Unless automatically called prior to maturity, the Notes will yield no return.

¡  The return is limited to a specified call premium if the Notes are automatically called prior to maturity.

¡  The return may be lower than the return on other debt securities of comparable maturity of the same issuer.

¡  The return on the Notes will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

¡  A trading market for the Notes is not expected to develop and, if trading does develop, the market price the investor may receive or be quoted for the Notes on a date prior to the stated maturity date will be affected by this and other important factors, including costs of developing, hedging and distributing the Notes. The price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.

¡  Many factors will affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

¡  Purchases or sales of the underlying asset, components of or securities based on the underlying asset by ML & Co. and its affiliates may affect the return.

¡  Potential conflicts of interest between ML & Co. and investors in the Notes could arise.

¡   Tax consequences of investments in the Notes are uncertain.

Strategic Accelerated Redemption Securities are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS	STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

	Enhanced Participation	May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Strategic Accelerated Redemption Securities may be right for you.

IMPORTANT NOTICE: Merrill Lynch & Co., Inc. (ML & Co.) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, investors should read the prospectus in that registration statement and other documents that ML & Co. has filed with the SEC relating to any offering described in this communication for more complete information about ML & Co. and the offering. Investors may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML & Co., any agent or any dealer participating in the offerings will arrange to send the investors the prospectus and other documents relating to any offering if they so request upon calling toll-free 1-866-500-5408.

Total Merrill (design) is a registered service mark of Merrill Lynch & Co., Inc.

Strategic Accelerated Redemption Securities and Total Merrill are service marks of Merrill Lynch & Co., Inc.

© 2008 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	365338PM -0608